[Greenberg Traurig, LLP Letterhead]

June 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attn:       Ms. Peggy Kim, Esq., Special Counsel

Re:          Hines Real Estate Investment Trust, Inc.  (the “Company”)
Schedule 14D-9
Filed June 9, 2011
File Number: 5-86245

Dear Ms. Kim:

We appreciate your taking the time to speak with us on Thursday. We are writing on behalf of our client, Hines Real Estate Investment Trust, Inc. (the “Company”), in response to the re-issuance of the comment of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in its letter dated June 14, 2011 (the “Comment Letter”), relating to the above-referenced filing (together with the exhibits thereto, the “Schedule 14D-9”).  We submitted a response to the Comment Letter on the Company’s behalf on June 15, 2011, and, during telephone conversations with you on June 16, 2011, the original comment from the Comment Letter was reissued.  In particular, the Staff has requested that the Company quantify the factors used to determine the estimated per-share value of the Company’s common stock.

The Company has carefully considered the Staff’s comment, including the additional, more specific request made during our telephone conversations, as described above.  The Company has also carefully considered the requirements of Schedule 14D-9 and Regulation M-A, and the Company continues to believe that its current disclosure concerning the reasons for its recommendation, including its consideration of the estimated per-share value of its common stock, meets the requirements of Schedule 14D-9 and Regulation M-A and is neither materially misleading nor does it omit material information.  In addition, the Company does not believe that quantifying the factors described in the Schedule 14D-9 will provide information that is any more meaningful than the information that the Company has already provided by disclosing detailed descriptions of the factors considered and the methodologies used in estimating the value of the Company’s assets, liabilities and common shares. On the contrary, the Company believes that quantifying various factors could be more confusing to its stockholders, as further discussed below.

The Company owns interests in 58 properties in various geographic regions.  In determining the estimated value of these investments, management and third parties utilized methodologies that are commonly used in the commercial real estate industry.  The individual property valuations were derived primarily through the use of discounted cash flow analyses.  These analyses were based on a number of inputs, including projections of market rental rates, level of periodic absorption, fluctuations in operating expenses, as well as discount rates and terminal cap rates, all of which are subjective in nature and vary by market and by property.  In addition, management and the Company’s board of directors (the “Board”) considered investment sales transactions, if any, involving assets that were comparable to each asset in the Company’s portfolio and evaluated the pricing metrics in such transactions relative to those implied by the Company’s related estimates of value.  These analyses also vary by market and property. Valuations of the Company’s notes payable also were performed by a third party and the value of the Company’s other assets and liabilities were determined by management.  In addition to these valuations, the Board considered numerous other factors in determining the estimated per-share value, including a third-party opinion of the fairness and reasonableness of certain valuations, the historical and anticipated results of operations of the Company, liquidity requirements and overall financial condition, the current and anticipated distribution payments, the current and anticipated capital and debt structure, and management’s recommendations and assessment of the Company’s prospects and expected execution of the Company’s operating strategies.  Given the numerous factors that were considered in determining the estimated per-share value, the Company believes that quantifying one estimated aggregate value for all of the Company’s real estate investments, without the context of the many varied facets of the analyses, would obfuscate the complexity of the underlying analyses and would be misleading and confusing to the stockholders.

Ms. Peggy Kim, Esq.
June 20, 2011

Additionally, the  Staff has raised a concern regarding the relationship of the estimated per-share value to the financial statements in the Company’s periodic reports on Form 10-K and Form 10-Q.  The Staff has pointed out that the stockholders had previously only had the information in those financial statements and that they have no way of knowing how the estimated per-share value relates to the numbers on those financial statements.  Simply stated, there is no relationship between the estimated per-share value and the financial statements in such periodic reports due to the requirement that the financial statements be presented in accordance with accounting principles generally accepted in the United States (“GAAP”), which prohibit fair value accounting for real estate investments.  Given this lack of a relationship and lack of comparability, providing stockholders with a single estimated aggregate current or fair value for its real estate investments in the Schedule 14D-9 would only add further confusion if stockholders then tried to relate it back to the balance of real estate investments presented in accordance with GAAP in the financial statements.

Further, the Staff seemed to express doubt during our conversation about the estimated per-share value when it pointed out that such value was in excess of the prices at which the shares traded on the informal “secondary market.”  This is customary in the industry, as there are so few trades in the secondary market and generally these trades are priced at significant discounts.  The Company wants to assure the Staff that the Board takes its duties seriously and carefully exercised its judgment in determining the estimated per-share value. It took into account many factors, including the input of the Company’s external advisor and several independent third parties, in addition to consulting with two separate legal counsels.  The Board fully understands the seriousness of the matter and its fiduciary duty to act in the best interests of the Company and its stockholders and the Company believes that it has done so both in the determination of the estimated per-share value and the disclosure of methodologies used and factors considered.

For your information, the estimated per-share value was determined by the Company on May 24, 2011 because it was mandated by the regulatory requirements of the Financial Industry Regulatory Authority. Having just published this value as it was required to do, the Company believes that it would be a material omission if it did not cite this value in its Schedule 14D-9 as one of the reasons for the Board’s recommendation.  The Company further believes that the disclosure of the estimated per-share value as currently formulated is adequate and appropriate.

Further, unless the new information in any amended Schedule 14D-9 would clearly provide stockholders with material information that is necessary for them to make an informed decision, the sending of an amended Schedule 14D-9 to the Company’s stockholders would cause significant confusion under the current circumstances.  Presently, in addition to the tender offer by MIRELF IV REIT Investments, LLC that is the subject of the Company’s Schedule 14D-9, there is another “mini-tender offer” that has been launched by Mackenzie Patterson Fuller, LP.  The Company is required to and has sent information to its stockholders about each of the tender offers and knows that the simultaneous tender offer and mini tender offer by different bidders is already confusing to its stockholders.  The Company believes its stockholders may be further confused by receiving a third letter concerning a tender offer in less than two weeks, particularly when the letter does not provide any additional information that is material to a stockholder’s evaluation of the tender offer, nor change the recommendation of the Board, nor the reasons for the recommendation.  The Company cannot see any meaningful benefit to its stockholders from providing this information, and in fact strongly believes that it would be detrimental to them, as the cost of mailing a revised letter to the Company’s more than 58,000 stockholders would be approximately $75,000 (in addition to the $110,000 the Company has already spent to address these tender offers) which comes directly out of the cash available for distributions to the stockholders. The Company is aware of two other similar public, non-traded real estate investment trusts, Inland American Real Estate Investment Trust, Inc. (“Inland”) and Corporate Property Associates 14 Incorporated (“CPA 14”), that have included in their respective statements on Schedule 14D-9 estimated per-share values.  Specifically, Inland filed statements on Schedule 14D-9 on December 21, 2010 and May 17, 2011 (each with respect to a different tender offer), which are attached hereto as Exhibit A, indicating that among the reasons that Inland’s stockholders should reject each offer was that Inland’s “most recently published estimated per-share value” was higher than the respective offer price.  Inland did not provide any explanation concerning how the estimated per-share value was determined in either filing; if stockholders wanted to understand the basis for that estimated value, they would have to seek out Inland’s prior disclosure of the value in a Current Report on Form 8-K.  When Inland initially published its estimated per-share value in its Current Report on Form 8-K, filed on September 23, 2010, which is attached hereto as Exhibit B, its description of the calculation included the various valuation methods that were considered by its board of directors and noted that an independent third party had analyzed the approach to the valuation, the underlying assumptions and the valuation conclusion.  None of these factors were quantified and there were no further details about the analysis by the third party.  Despite the lack of any disclosure explaining the calculation of the estimated per-share value in Inland’s statement on Schedule 14D-9, dated December 21, 2010, when the Staff reviewed the Schedule 14D-9 and issued several comments (on December 27, 2010), the Staff must have believed that the reference to the “most recently published estimated per-share value” was adequate and  did not request that Inland provide any additional detail concerning the calculation of its estimated per-share value.  As indicated above, Inland provided similar, disclosure concerning its estimated per-share value in its May 17, 2011 Schedule 14D-9 filing, and to the Company’s knowledge, Inland has not amended that filing pursuant to comments from the Staff or otherwise.

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Ms. Peggy Kim, Esq.
June 20, 2011

Similarly, CPA 14 filed statements on Schedule 14D-9 on August 11, 2010 and November 9, 2010 (each with respect to a different tender offer), which are attached hereto as Exhibit C, indicating that among the reasons that CPA 14’s stockholders should reject each offer was that CPA 14’s “most recently published annual estimated net asset value” was higher than the respective offer price.  CPA 14 provided the following sentence to describe how the estimated value was determined: “[f]actors used to calculate NAV per share include estimates of the fair market value of the registrant’s real estate and mortgage debt, which were provided by a third party.”  If stockholders wanted to see a description of the other factors that CPA 14 considered in determining the estimated value, they would have to look to CPA 14’s Current Report on Form 8-K, filed on March 10, 2010, which is attached hereto as Exhibit D.  Although CPA 14 did not provide a description of all of the factors considered in determining the estimated value and certainly did not quantify any of the factors, to the Company’s knowledge, CPA 14 has not amended its filings pursuant to comments from the Staff or otherwise.

We know that it has been the Staff’s practice to apply the rules and regulations of the Commission to all issuers in a fair and equitable manner, such that no single issuer is put in the position of being at a competitive disadvantage or disproportionately penalized due to the way in which the rules and regulations are applied.  The Company respectfully asserts that in interpreting the requirements of Schedule 14D-9 and Regulation M-A with respect to the Company’s detailed disclosure concerning its estimated valuation, the Staff is holding the Company to a standard to which the Staff is not holding the Company’s peers.

For all of the reasons described above, the Company strongly believes that the current disclosure in its Schedule 14D-9 is satisfactory and should not be amended and that to do so, thus requiring the Company to send the amended filing to the Company’s 58,000 stockholders, would be detrimental to its stockholders, due to the confusion that it will cause and the significant additional costs to be borne by its stockholders.

If this response fails to resolve the outstanding comment of the Staff, we respectfully request that a meeting be arranged with you and Mauri Osheroff, Associate Director, to further discuss this matter.

In addition to providing the above response, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing matter or wish to discuss further, please contact me at (703) 749-1396 or my colleague, Judith Fryer, at (212) 801-9330.

Sincerely,

/s/ Alice L. Connaughton
Alice L. Connaughton

cc:  Charles N. Hazen, Hines Real Estate Investment Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP

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Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin

Vice President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive, Suite 2800

Chicago, Illinois 60601

(312) 527-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Ventures, LLC, CMG Properties, LLC, CMG Income Fund II, LLC and CMG Acquisition Co., LLC (collectively, the “Bidders”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $4.55 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on May 13, 2011 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.                                                            Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000.

This Schedule 14D-9 relates to the Common Stock, of which there were 854,707,317 shares outstanding as of May 4, 2011.

Item 2.                                                            Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on June 30, 2011.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1000 2nd Ave, Ste. 3950, Seattle, WA 98104-1075, (206) 340-2280.

Item 3.                                                            Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11 — Executive Compensation,” “Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 — Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference.  The Annual Report was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4.                                                            The Solicitation or Recommendation.

(a)           Solicitation or Recommendation.

The Board of Directors, together with its business manager, has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Bidders pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender shares to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs.

(b)           Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors considered the following in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•                                           The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase the shares at an unreasonably low price and make a profit, thereby depriving the Stockholders who tender shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors noted that, because the Company is an unlisted REIT, there is a limited market for the shares and there can be no certainty regarding the long-term value of the shares, as the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information.”

•                                           The estimated per share value of the Common Stock as of September 21, 2010, which is the most recently published estimated per share value, is $8.03 per share, a full $3.48 per share above the Offer Price.

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•                                           The Company has paid aggregate distributions totaling approximately $1.6 billion to Stockholders since inception, and intends to continue to pay distributions on a monthly basis.  The Company currently pays distributions at an annualized rate of $0.50 per share, which represents a yield of 6.2% per share based on the estimated per share value of $8.03. Although the Board of Directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their shares to the Bidders will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•                                           There is no guarantee that the Tender Offer can or will be completed as soon as the Bidders imply. The Tender Offer does not expire until June 30, 2011 at the earliest.  This date may be extended by the Bidders in their sole discretion.

•                                           The Bidders expressly reserve the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Bidders do not have an obligation to otherwise communicate that amendment to Stockholders.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c)           Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders.  However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.                                                            Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

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Item 6.                                                            Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
J. Michael Borden	05/12/2011	Monthly purchase under the Company’s distribution reinvestment plan (“DRP”)	662	$8.03
Thomas F. Glavin	05/12/2011	Monthly purchase under the DRP	104	$8.03
Brenda G. Gujral	05/12/2011	Monthly purchase under the DRP	15	$8.03
Roberta S. Matlin	05/12/2011	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	05/12/2011	Monthly purchase under the DRP	67	$8.03
William J. Wierzbicki	05/12/2011	Monthly purchase under the DRP	4	$8.03
J. Michael Borden	04/12/2011	Monthly purchase under the DRP	659	$8.03
Thomas F. Glavin	04/12/2011	Monthly purchase under the DRP	103	$8.03
Brenda G. Gujral	04/12/2011	Monthly purchase under the DRP	15	$8.03
Roberta S. Matlin	04/12/2011	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	04/12/2011	Monthly purchase under the DRP	62	$8.03
William J. Wierzbicki	04/12/2011	Monthly purchase under the DRP	4	$8.03

Item 7.                                                            Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.                                                            Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects and distribution rates and amounts are forward-looking statements.

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These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.  In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2011 (incorporated herein by reference) and the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 13, 2011 (incorporated herein by reference).

Item 9.                                                            Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated May 17, 2011

(e)(1)	Excerpts from the Quarterly Report on Form 10-Q filed by Inland American Real Estate Trust, Inc. with the SEC on May 13, 2011*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 11, 2011*

* Incorporated by reference as provided in Items 3 and 8 hereto.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

	By:	/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

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EXHIBIT INDEX

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated May 17, 2011

(e)(1)	Excerpts from the Quarterly Report on Form 10-Q filed by Inland American Real Estate Trust, Inc. with the SEC on May 13, 2011

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 11, 2011

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Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES

OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO CMG PARTNERS, LLC et. al

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”) to CMG Partners, LLC et. al (“CMG”), please read all of the information below.

INLAND AMERICAN AND CMG ARE NOT AFFILIATED. THE INLAND AMERICAN BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED, OPPORTUNISTIC OFFER AND NOT TENDER YOUR SHARES OF STOCK. THESE OFFERS ARE MEANT TO TAKE ADVANTAGE OF YOU AND BUY YOUR SHARES AT A PRICE BELOW THE CURRENT ESTIMATED PER SHARE VALUE* IN ORDER TO MAKE A PROFIT AND, AS A RESULT, DEPRIVE YOU OF THE POTENTIAL VALUE OF YOUR INVESTMENT.

Inland American Real Estate Trust, Inc.	CMG Offer - $4.55 per share offer

•                        Currently pays a cash distribution equal to $0.50 per share on an annualized basis. This equates to a 5% annualized yield on an original $10.00 per share price or a 6.2% annualized yield on our most current estimated value of $8.03 per share. A third party analyzed the approach and assumptions related to the estimated valuation.
•                        Inland American has paid a total of $1,632,020,000 in distributions to stockholders since inception.
•                        We believe the CMG offer price is substantially less than the potential value of Inland American’s common stock.
• If you sell, you will NO LONGER RECEIVE monthly distributions. • Any dividends made or declared after the Expiration Date of the offer will be assigned to CMG if you tender your shares.

As stated by CMG:

• “It should be noted, that CMG have not made an independent appraisal of the Shares or the REIT’s properties, and are not qualified to appraise real estate.”

•                        “CMG arrived at the $4.55 Offer Price by applying an approximate 43% liquidity discount…CMG applies such a discount with the intention of making a profit by holding on to the Shares until the REIT is liquidated, sold, or listed on a national securities exchange, at a per-share price that is hopefully close to the full $8.03 Estimated Net Asset Value.”

The SEC has cautioned investors about opportunistic offers of this nature. Please visit the SEC website at www.sec.gov/investor/pubs/minitend.htm.

We encourage you to follow our Board’s recommendation and not tender your shares to CMG.

Please consult your financial advisor or our Customer Service Department at 800.826.8228

*The estimated per share value was determined as of September 21, 2010 and is subject to the limitations set forth in our Current Report on Form 8-K filed on September 23, 2010. Distribution rates also are subject to fluctuation. The Inland name and logo are registered trademarks being used under license.

Inland American Real Estate Trust, Inc.

2901 Butterfield Road        Oak Brook, IL 60523        800.826.8228        www.inlandamerican.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin

Vice President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive, Suite 2800

Chicago, Illinois  60601

(312) 527-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Lapis Investment Business Trust (the “Bidder”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $4.00 per share, less the amount of any dividends declared or made with respect to the shares of Common Stock between December 15, 2010 and January 31, 2011, or such other date to which the Tender Offer may be extended (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the Securities and Exchange Commission (the “SEC”) on December 15, 2010 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.                                                            Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000.

This Schedule 14D-9 relates to the Common Stock, of which there were 846,406,361 shares outstanding as of December 15, 2010.

Item 2.                                                            Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, the Tender Offer will expire at 11:59 p.m., Pacific Time, on January 31, 2011.

According to the Bidder’s Schedule TO, the business address and telephone number for the Bidder is 1640 School Street, Moraga, California 94556, (415) 376-6280.

Item 3.                                                            Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Stock Ownership — Stock Owned by Certain Beneficial Owners and Management,” “Proposal No. 1 — Independent Director Compensation,” “Executive Compensation — Compensation of Executive Officers,” “Executive Compensation — Certain Relationships and Related Transactions” and “Executive Compensation — Policies and Procedures with Respect to Related Party Transactions” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on May 28, 2010 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4.                                                            The Solicitation or Recommendation.

(a)                                  Solicitation or Recommendation.

The Board of Directors, together with its business manager, has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Bidder pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender shares to the Bidder pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs.

(b)                                  Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors considered the following in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•                                           The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase the shares at an unreasonably low price and make a profit, thereby depriving the Stockholders who tender shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors noted that, because the Company is an unlisted REIT, there is a limited trading market for the shares and that the Company has suspended its share repurchase program until further notice, and that there can be no certainty regarding the long-term value of the shares as the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information.”

2

·                                          The estimated per share value of the Common Stock as of September 21, 2010, which is the most recently published estimated per share value, is $8.03 per share, a full $4.03 per share above the Offer Price (without giving effect to the deductions to the Offer Price for distributions declared or made between December 15, 2010 and the expiration date of the Tender Offer).

•                                           The Offer Price is less than $4.00 per share. Distributions declared or made with respect to the shares of Common Stock between December 15, 2010 and the expiration date of the Tender Offer, including the $0.0416 per share December distribution (which will be paid on January 12, 2011) and any distribution that is declared for the month of January 2011, will be deducted from the $4.00 per share.  Thus, a tendering Stockholder will receive less than $4.00 per share.

•                                           The Company has paid aggregate distributions totaling approximately $1.4 billion to Stockholders since inception, and intends to continue to pay distributions on a monthly basis.  The Company currently pays distributions at an annualized rate of $0.50 per share, which represents a yield of 6.2% per share based on the estimated per share value of $8.03. Although the Board of Directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their shares to the Bidder will lose the right to receive all future distributions.

•                                           There is no guarantee that the Tender Offer can or will be completed as soon as the Bidder implies. The Tender Offer does not expire until January 31, 2011 at the earliest.  This date may be extended by the Bidder in its sole discretion. Even assuming the offer is not extended by the Bidder, the very earliest tendering Stockholders could reasonably expect to receive payment is in February 2011. Therefore, Stockholders that may wish to sell their shares by year end for tax planning purposes may find a ready buyer in a secondary market before they could be paid by the Bidder.

•                                           The Bidder expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Bidder does not have an obligation to otherwise communicate that amendment to Stockholders.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

3

(c)                                   Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders.  However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.                                                            Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6.                                                            Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Various Stockholders	12/13/2010	Monthly purchase under the Company’s distribution reinvestment plan (“DRP”)	889	$8.03
Various Stockholders	11/12/2010	Monthly purchase under the Company’s DRP	884	$8.03

Item 7.                                                            Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.                                                            Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and

4

generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects and distribution rates and amounts are forward-looking statements.  These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.  In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2010 (incorporated herein by reference) and the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 12, 2010 (incorporated herein by reference). The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise

Item 9.                                                            Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated December 21, 2010

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Inland American Real Estate Trust, Inc. with the SEC on May 28, 2010*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 16, 2010*

(e)(3)	Excerpt from the Quarterly Report on Form 10-Q filed by Inland American Real Estate Trust, Inc. with the SEC on November 12, 2010*

* Incorporated by reference as provided in Items 3 and 8 hereto.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2010

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President

6

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated December 21, 2010

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Inland American Real Estate Trust, Inc. with the SEC on May 28, 2010*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 16, 2010*

(e)(3)	Excerpt from the Quarterly Report on Form 10-Q filed by Inland American Real Estate Trust, Inc. with the SEC on November 12, 2010*

7

Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES

OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO LAPIS INVESTMENT BUSINESS TRUST

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”) to Lapis Investment Business Trust (“Lapis”), please read all of the information below.

INLAND AMERICAN AND LAPIS ARE NOT AFFILIATED.  THE INLAND AMERICAN BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED, OPPORTUNISTIC OFFER AND NOT TENDER YOUR SHARES OF STOCK. THESE OFFERS ARE MEANT TO TAKE ADVANTAGE OF YOU AND BUY YOUR SHARES AT A PRICE BELOW THE CURRENT ESTIMATED PER SHARE VALUE IN ORDER TO MAKE A PROFIT AND, AS A RESULT, DEPRIVE YOU OF THE POTENTIAL VALUE OF YOUR INVESTMENT.

Inland American Real Estate Trust, Inc.	Lapis Offer - $4.00 offer

•                             Currently pays a cash distribution equal to $0.50 per share on an annualized basis. This equates to a 5% annualized yield on an original $10.00 per share price or a 6.2% annualized yield on our most current third-party reviewed valuation, estimated at $8.03 per share, which is also the price a Stockholder can purchase shares under Inland American’s Distribution Reinvestment Plan.
•                             Inland American has paid a total of $1,420,598,000 in distributions to stockholders since inception and intends to continue to pay distributions monthly.
•                             We believe the Lapis offer price is substantially less than the potential value of Inland American’s share on a going-forward basis.

•                             If you sell, you will NO LONGER RECEIVE monthly distributions.
•                             Lapis states that secondary market trades have been reported in the Fall 2010 in the range of $5.35 to $7.14 per share, prices which are materially in excess of the Lapis offer price .
•                             You will not receive $4.00/share. You will receive $4.00 less any subsequent distributions declared or paid until the expiration of the offer.

As stated by Lapis:

• “We have not made an independent appraisal of the shares or the corporation’s properties, and are not qualified to appraise real estate.”

•                   “We arrived at our price by applying a discount to the company’s value, after deducting selling and liquidation costs.  We apply such a discount with the intention of making a profit by holding on to the shares until the corporation is liquidated.”

The SEC has cautioned investors about opportunistic offers of this nature. Please visit the SEC website at www.sec.gov/investor/pubs/minitend.htm.

We encourage you to follow our Board’s recommendation and not tender your shares to Lapis.

Please consult your financial advisor or our Customer Service Department at 800.826.8228

Stock price and distribution rates are subject to fluctuation.  The Inland name and logo are registered trademarks being used under license.

Inland American Real Estate Trust, Inc.

2901 Butterfield Road        Oak Brook, IL 60523        800.826.8228      www.inlandamerican.com

 Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 23, 2010 (September 21, 2010)

INLAND AMERICAN REAL ESTATE TRUST, INC.

 (Exact Name of Registrant as Specified in its Charter)

Maryland (State or Other Jurisdiction of Incorporation)	000-51609 (Commission File Number)	34-2019608 (IRS Employer Identification No.)
2901 Butterfield Road Oak Brook, Illinois 60523 (Address of Principal Executive Offices)
(630) 218-8000 (Registrant’s Telephone Number, Including Area Code)
N/A (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                      Other Events.

Estimated Value per Share

 On September 21, 2010, Inland American Real Estate Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) established an estimated value per share of our common stock equal to $8.03.

We estimated the per share value of our common stock to assist those broker-dealers that sold our common stock in our initial and follow-on “best efforts” offerings to comply with the rules published by the Financial Industry Regulatory Authority (“FINRA”) and to assist fiduciaries of retirement plans subject to annual reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in the preparation of their reports.  Specifically, FINRA requires registered broker-dealers to disclose in a customer’s account statement an estimated value for a REIT’s securities if the annual report of that REIT discloses a per share estimated value. The FINRA rules prohibit broker-dealers from using a per share estimated value developed from data that is more than eighteen months old, which in effect prohibits the broker-dealers from using a per share offering price from an issuer’s last “best efforts” offering for more than eighteen months after the termination of that offering.  Our last “best efforts” offering was terminated on April 6, 2009.

The FINRA rules provide no guidance regarding the methodology a REIT must use to determine its estimated value per share.  As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete.  Further, different parties using different assumptions and estimates could derive a different estimated value per share, which could be significantly different from our estimated value per share.  The estimated per share value established by us represents neither the fair value according to U.S. generally accepted accounting principles (or “GAAP”) of our assets less liabilities, nor the amount our shares would trade at on a national securities exchange or the amount a stockholder would obtain if he or she tried to sell his or her shares or if we liquidated our assets.

Methodology

Our objective in calculating an estimated value per share was to arrive at a value that we believe is reasonable and supportable after consultation with our business manager, Inland American Business Manager & Advisor, Inc. (the “Business Manager”).  An independent third party was engaged by the Company.  This third party analyzed the Business Manager’s approach to valuation, its underlying assumptions and valuation conclusion.  The Business Manager used a combination of valuation methods incorporating projections of funds from operations, or “FFO,” and cash flow that were valued using comparable capitalization rates, discount rates and FFO multiples. The Business Manager placed most of its reliance on the projected FFO valuations as this best reflected, in the Business Manager’s view, the enterprise value of the Company.

The Business Manager believes that the methodologies it used to determine the estimated value per share of the Company’s common stock are industry standard and acceptable valuation methodologies.

The market for commercial real estate can fluctuate and values are expected to change in the future.

Limitations of the Estimated Value per Share

As mentioned above, we are providing this estimated value per share to assist broker-dealers with customers who own shares of our common stock in meeting their customer account statement reporting obligations and to assist fiduciaries of retirement plans subject to annual reporting requirements of ERISA in the preparation of their reports.  The estimated value per share set forth above will first appear on customer

2

account statements from the Company for September 2010.  In addition, we intend to report this estimated value per share to fiduciaries of retirement plans preparing annual valuation statements.

As with any valuation methodology, the methodologies employed by our Business Manager and the third party and relied upon by us are based upon a number of estimates and assumptions that may not be accurate or complete.  Accordingly, with respect to the estimated value per share, we can give no assurance that:

•
a stockholder would be able to resell his or her shares at this estimated value;

•
a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•
our shares would trade at the estimated value per share on a national securities exchange; or

•
the methodologies used to estimate our value per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The estimated value per share has been determined as of September 21, 2010.  The value of our shares will likely change over time and will be influenced by changes to the value of our individual assets as well as changes and developments in the real estate and capital markets.  We believe the current downturn in the economy has depressed the value of our assets and hence the estimated value of our shares.  Beginning December 31, 2011, we currently expect to update our estimated value per share on a calendar year basis.

Copies of a frequently asked questions statement regarding our estimated value per share and our letter to stockholders, which will be mailed to stockholders on or about October 12, 2010, are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K.  These Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section.  In addition, Exhibits 99.1 and 99.2 shall not be incorporated by reference into our filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Declaration of September Distribution

On September 21, 2010, our board declared a monthly distribution for September, payable to all stockholders of record on September 30, 2010, in an annualized amount equal to $0.50 per share.  This equates to a 5% annualized yield on a $10.00 share price and a 6.2% annualized yield on a share price of $8.03.

Amendment of Distribution Reinvestment Plan and Purchase Price Thereunder

Effective as of September 21, 2010, we adopted a Second Amended and Restated Distribution Reinvestment Plan (the “Plan”). The Plan was amended to change the price per share for shares of common stock purchased under the Plan to 100% of the “market price” of a share of the Company’s common stock until the shares become listed for trading.  For these purposes, “market price” means, prior to the shares of the Company’s common stock being listed for trading, the fair market value of a share of the Company’s common stock, as estimated by the Company.  Accordingly, under the Plan, as amended and restated, beginning with reinvestments made after September 21, 2010, and until a new estimated value has been established, distributions may be reinvested in shares of our common stock at a price equal to $8.03 per share.

3

The information set forth above with respect to the Plan does not purport to be complete in scope and is qualified in its entirety by the full text of the Plan, which is being filed as Exhibit 4.1 hereto and is incorporated into this Item 8.01 disclosure by reference.

  Item
9.01.
Financial Statements and Exhibits.

(d)
Exhibits

4.1
Second Amended and Restated Distribution Reinvestment Plan

99.1
Frequently Asked Questions, dated September 24, 2010

99.2
Letter to Stockholders, dated October 12, 2010

The statements and certain other information in this Current Report on Form 8-K contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and the Company intends that these forward-looking statements be subject to the safe harbors created thereby.  These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects and distribution rates and amounts are forward-looking statements.  These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.  In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.  Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s Securities and Exchange Commission reports, including, but not limited to, the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the period ended June 30, 2010.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INLAND AMERICAN REAL ESTATE TRUST, INC.

Date:	September 23, 2010	By:	/s/ Jack Potts
		Name:	Jack Potts
		Title	Principal Accounting Officer

5

EXHIBIT INDEX

Exhibit No.
Description

4.1
Second Amended and Restated Distribution Reinvestment Plan

99.1
Frequently Asked Questions, dated September 24, 2010

99.2
Letter to Stockholders, dated October 12, 2010

6

 Exhibit C

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CPA®:14
(Name of Subject Company)

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

22002B305
(CUSIP Number of Class of Securities)

Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

Copies to:

James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
Phone: (949) 451-3800
Fax: (949) 475-4756

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 4, LLC; MP Income Fund 12, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 8, LLC; MPF Senior Note Program I, LP; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Bidders”), to purchase up to 500,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Corporate Property Associates 14 Incorporated (the “Company”), at a price of $6.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be amended from time to time, the “MPF Offer to Purchase”), as filed under cover of Schedule TO by the MPF Bidders with the Securities and Exchange Commission (the “SEC”) on October 27, 2010 (the “Schedule TO”).

      As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s shareholders reject the Tender Offer and not tender shares of Common Stock for purchase by the MPF Bidders pursuant to the MPF Offer to Purchase.

Item 1. Subject Company Information

     The Company’s name is Corporate Property Associates 14 Incorporated. The address and telephone number of its principal executive office are:

Corporate Property Associates 14 Incorporated

50 Rockefeller Plaza

New York, New York 10020

(212) 492-1100

     This Schedule 14D-9 relates to the Common Stock, of which there were 87,156,233 shares outstanding as of November 1, 2010.

Item 2. Identity and Background of the Filing Person

     The Company is filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which is incorporated herein by reference.

     This Schedule 14D-9 relates to the Tender Offer by the MPF Bidders, pursuant to which the MPF Bidders have offered to purchase, subject to certain terms and conditions, up to 500,000 shares of the Common Stock, or 0.58% of the outstanding number of shares of Common Stock. The Tender Offer is on the terms and subject to the conditions described in the MPF Offer to Purchase.

     Unless the Tender Offer is extended by the MPF Bidders, it will expire on December 10, 2010.

     According to the Schedule TO, the business address and telephone number for the MPF Bidders is:

MacKenzie Patterson Fuller, LP

1640 School Street

Moraga, CA 94556

(925) 631-9100

Item 3. Past Contract, Transactions, Negotiations and Agreements

     On March 24, 2010, the Company entered into an agreement with MacKenzie Patterson Fuller, LP, with respect to the use of the Company’s shareholder list in making an unregistered “mini” tender offer for shares of the Company’s common stock. Certain affiliates of MacKenzie Patterson Fuller, LP, made such an unregistered “mini” tender offer in April 2010 and completed it in May 2010. The Company believes that the agreement with MacKenzie Patterson Fuller, LP, is inapplicable to the current offer, which is a registered offer.

     As of the date of this Schedule 14D-9, the Company and its affiliates do not have any material agreement, arrangement, or understanding, and they do not have any actual or potential conflict of interest, with: (i) the MPF Bidders, their executive officers, directors or affiliates; or (ii) the executive officers, directors, or affiliates of the Company, except as described in this Item 3 and except for agreements, arrangements, or understandings and actual or potential conflicts discussed in the sections entitled “Compensation of Directors and Executive Officers — Fiscal 2009,” “Securities Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions,” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2010 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all shareholders and is available for free on the SEC’s Web site at www.sec.gov .

Item 4. The Solicitation or Recommendation

     The Board of Directors, together with its outside advisors, has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that shareholders reject the Tender Offer and not tender their shares for purchase by the MPF Bidders pursuant to the MPF Offer to Purchase. The Company’s reasons for its recommendation are set forth on Exhibit (a)(2) to this Schedule 14D-9. The Board of Directors urges that each shareholder make his or her own decision on whether to tender shares to the MPF Bidders pursuant to the MPF Offer to Purchase, based on his or her own circumstances and analysis.

Item 5. Person/Assets Retained, Employed, Compensated or Used

     Not applicable.

Item 6. Interest in Securities of the Subject Company

     During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

	Date of	Nature of	Number of Shares
Name	Transaction	Transaction	of Common Stock	Price per Share*
Various Shareholders	9/15/2010	Optional Cash Purchases by existing shareholders under the Company’s Dividend Reinvestment Plan (“DRIP”)	762.7119	$11.80
Various Shareholders	9/22/2010	Repurchases by the Company under its Redemption plan**	49,449.8880	$11.09	**
Various Shareholders	10/15/2010	Quarterly DRIP Purchases	149,002.7602	$11.80

*	All transactions were at $11.80 per share, which is the most recently published estimated annual net asset value of the share (“NAV”), except as noted.

**
In September 2009, the Board of Directors suspended the CPA ® :14 redemption plan for all requests received subsequent to September 1, 2009, subject to limited exceptions in cases of death or qualifying disability. The repurchases shown were made pursuant to these limited exceptions at NAV minus applicable redemption fees (with an average price shown).

Item 7. Purposes of the Transaction and Plans or Proposals

     The Company is not undertaking or engaging in any negotiations in response to the Tender Offer.

Item 8. Additional Information

     Not applicable.

Item 9. Exhibits

Exhibit No.	Description

(a)(2)	Press Release of Corporate Property Associates 14 Incorporated dated November 9, 2010

(a)(3)	Cover letter to Corporate Property Associates 14 Incorporated shareholders dated November 9, 2010

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Corporate Property Associates 14 Incorporated with the SEC on April 29, 2010*

*	Incorporated by reference as provided in Item 3 hereof.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
Date: November 9, 2010	By:	/s/ Susan C. Hyde
		Name:	Susan C. Hyde
		Title:	Managing Director and Corporate Secretary

Exhibit (a)(2)

NEWS	FOR IMMEDIATE RELEASE

CORPORATE PROPERTY ASSOCIATES 14

OPPOSES UNSOLICITED, OPPORTUNISTIC TENDER OFFER

           NEW YORK, New York, November 9, 2010 — Corporate Property Associates 14 Incorporated (CPA®:14) , a publicly held, non-listed, real estate investment trust (REIT) managed by W. P. Carey & Co. LLC, announced today that it is recommending to its shareholders that they reject the recent tender offer by MacKenzie Patterson Fuller, LP, and certain of its affiliates (collectively, the “Offerors”), to purchase up to 500,000, or 0.58%, of the total outstanding shares of CPA®:14 common stock at a price of $6.00 per share (the “Tender Offer”).

           BASED ON ITS REVIEW OF THE TENDER OFFER MATERIALS, CPA®:14’S BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS THAT SHAREHOLDERS NOT TENDER THEIR SHARES OF CPA®:14 IN THE TENDER OFFER.

In arriving at its recommendation, the Board considered the various factors outlined below.

The Board believes that the $6.00 offer price is lower than CPA®:14’s probable current per share market value. The Board believes that the $6.00 per share being offered is substantially less than CPA®:14 shares’ likely per share value in a transaction between a willing seller and a willing buyer, without any exigent circumstances. In assessing the probable market value of CPA®:14’s shares, the Board considered a variety of factors, including the following:

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Although CPA ® :14’s shares are not listed on any stock exchange, CPA ® :14 has reviewed published information on secondary market transactions. While secondary market trading volume is limited, the most recent data available indicates that, from 6/1/10 to 8/31/10, secondary market prices of CPA ® :14 ranged from $9.00 to $10.03 per share, with a volume weighted average price of $9.60 per share.

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The estimated net asset value (“NAV”) of CPA: 14 shares as of December 31, 2009—which is the most recently published annual NAV—was determined to be $11.80 per Share, a full $5.80 per share above the Tender Offer price. However, given recent market volatility, there can be no assurance that, if we were to calculate an estimated NAV on an interim basis, it would not be less than $11.80 per share. Factors used to calculate NAV per share include estimates of the fair market value of the registrant’s real estate and mortgage debt, which were provided by a third party.

CPA ® :14 has paid 50 consecutive quarterly cash distributions, totaling $9.28 per share since its inception, and in October it made its latest quarterly cash distribution of $0.2001 per share. CPA ® :14’s last distribution represents an annualized yield of 8.38%. Although the Board cannot provide any guarantee that CPA ® :14 will maintain its recent rate of distributions in the future, the Board believes that CPA ® :14’s distribution history provides a reasonable basis for concluding that distributions are likely to continue and will provide a reasonable yield that shareholders participating in the Tender Offer will lose by selling their shares to the Offerors.

The Tender Offer price may be less than advertised. Because distributions to shareholders made after the date of the Tender Offer, October 27, 2010, will be deducted from the offer price, a tendering shareholder may receive less than $6.00 per share. The next quarterly distribution, if made during the Tender Offer, will be deducted from the offer price.

There is no guarantee that the Tender Offer can or will be completed as soon as the Offerors imply. The Offerors cannot “rush” shareholders their payment and shareholders cannot get their “cash now” because the Tender Offer must be completed before any shares can be purchased, and the Tender Offer does not expire until December 10th at the earliest . Even assuming the offer is not extended by the Offerors or earlier terminated, the very earliest tendering shareholders could reasonably expect to receive payment is December 13, 2010. So, shareholders wishing to sell their shares may find a ready buyer in a secondary market before they could be paid by the Offerors. Additionally, because the tax year may end before shareholders receive any payment for their tendered shares, any sale in the Tender Offer motivated by tax planning needs should be evaluated very carefully in light of the risk that the Tender Offer may be consummated in 2011, or not consummated at all.

The Tender Offer can be amended or terminated with little notice to shareholders. The Tender Offer will be held open for an additional ten business days if the price or the number of shares sought changes, but other material terms could be changed with very little notice: the MPF Bidders expressly reserve the right to amend the terms of the Tender Offer at any time before it expires. The Tender Offer is subject to conditions, and even if the conditions are satisfied, the Offerors could amend the Tender Offer to terminate it at any time. Earlier this year, a similar registered tender offer for a small percentage of CPA 14 shares was initiated and then subsequently terminated by the offeror without relying on or citing to any condition to its offer. As such, the Board believes the Tender Offer gives rise to similar risks of unexpected termination and/or amendment.

The depositary is one of the Offerors, which means that the Offerors could have access to tendering shareholders’ shares before the Offerors even pay the purchase price. The Board believes that the use of an affiliated depositary carries unnecessary risks for shareholders participating in the Tender Offer. Because the depositary is one of the Offerors, the Board does not have confidence that tendering shareholders who choose to withdraw their shares from the Tender Offer will promptly have their shares returned to them.

The Board believes that the timing of the tender offer may be intended to take advantage of a potential liquidity event. In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, CPA ® :14 referred to its earlier announcement that it believed it had recently seen an easing of the global economic and financial crisis that had severely curbed liquidity in the credit and real estate financing markets and that, as a result, it had asked its advisor, W. P. Carey & Co. LLC (“WPC”) and its affiliates, to recommence its previously postponed review of possible liquidity alternatives for CPA ® :14. In that Report, CPA ® :14 announced that its Board formed a special committee of independent directors (the “Special Committee”) to explore possible liquidity alternatives, including any proposed by the advisor, and that the Special Committee had retained legal and financial advisors. A liquidity transaction could take a variety of forms, including, without limitation, a merger with another WPC-sponsored CPA ® REIT, sales of assets, either on a portfolio basis or individually, and/or listing shares on a stock exchange. However, it should be noted that the execution of any such transaction could be affected by a variety of factors, such as the availability of financing on acceptable terms and conditions in the economy generally, many of which are beyond the control of CPA ® :14. As a result, there can be no assurance that any liquidity transaction will occur in the near future or at all or, if such a transaction does occur, what form it will take or the amount of cash or other consideration that shareholders would receive from such a transaction.

The fact that CPA®:14’s common stock is not listed on a national securities exchange, such as the New York Stock Exchange or NASDAQ, makes it a target for abusive “mini tenders.” These tender offers are frequently intended to catch investors off-guard and rely on investors’ natural assumption that the tender offer price is a premium price to that available in the open market. But it almost never is.

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Mini tenders rely on misinformation to convince shareholders to sell their shares at prices lower than they might otherwise receive by selling on the secondary market. Because CPA ® :14 has been a target of mini tender offers before, the Board is concerned about any tender offer made for a small portion of CPA ® :14’s outstanding shares, or at an apparently below-market price, and is alert for possible misrepresentations and omissions in tender offer documents used in such offers.

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In April 2010, the Offerors commenced a tender offer to purchase less than 5% of the total outstanding shares of CPA ® :14 for just $5.00 per share. The Board believes that low tender offer prices may distort the view of some shareholders of the value of CPA ® :14’s shares.

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Although the Tender Offer is technically not a mini tender, the Board believes it shares certain common features with mini tenders, such as misleading disclosure, a low offer price, and only a small percentage of shares is sought .

•	The SEC has provided investors with a set of tips to help them protect themselves from abusive mini tender practices. The SEC’s tips can be found at: http://www.sec.gov/investor/pubs/minitend.htm .

•	We strongly encourage CPA ® :14’s shareholders to read all Tender Offer materials carefully and to consider the SEC’s tips in reviewing the Tender Offer materials.

          In arriving at its recommendation that CPA®:14 shareholders should not tender their shares in the Tender Offer, the Board did not specifically weight any of the above factors. Shareholders should consider each factor as being highly material to the Board’s recommendation. Shareholders must make their own analysis of the Tender Offer and their own determination on whether they should tender their CPA®:14 shares in the Tender Offer or refrain from tendering.

           Consistent with the SEC’s tips for avoiding fraudulent or deceptive “mini tenders,” the Board recommends that any shareholder of CPA®:14 who is considering the Tender Offer take at least the following precautions to protect themselves from being misled:

•	Read the Tender Offer documents carefully.

•	Read CPA ® :14’s quarterly and annual reports, which are filed with the SEC and can be found at www.sec.gov or www.cpa14.com .

•	These reports contain very important information on the financial performance of CPA®:14 and provide a basis for you to evaluate the price offered in the Tender Offer.

•	Familiarize yourself with the secondary market options for selling your CPA®:14 shares.

           For more information regarding this offer as well as any updates, please visit our website at www.cpa14.com or contact our Investor Relations Team at 1-800-WP CAREY (1-800-972-2739) or IR@wpcarey.com.

About CPA®:14

          Corporate Property Associates 14 Incorporated (CPA ® :14) is a publicly held non-traded real estate investment trust (REIT) that provides long-term financing solutions to quality companies throughout the United States and Europe. A member of the nearly $10 billion W. P. Carey Group, CPA ® :14 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, building lasting relationships and investing in a broadly diversified portfolio of real estate assets. CPA ® :14’s investments are highly diversified, comprising contractual agreements with approximately 87 long-term corporate obligors for 309 properties located in five countries. http://www.cpa14.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements.” These forward-looking statements may contain the words “intend,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “project,” “will be,” “will continue,” “will likely result” or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Such risks and uncertainties are disclosed in CPA®:14’s past and current filings with the SEC. The forward-looking statements speak only as of the date they are made. Except as required by law, CPA®:14 does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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 Exhibit D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 10, 2010

CPA®:14
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Exact Name of Registrant as Specified in Charter)

Maryland
(State or Other Jurisdiction of Incorporation)

000-25771 (Commission File Number)	13-3951476 (IRS Employer Identification No.)

50 Rockefeller Plaza, New York, NY (Address of Principal Executive Offices)	10020 (Zip Code)

Registrant’s telephone number, including area code: (212) 492-1100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

The registrant announced today that its estimated net asset value (“NAV”) as of December 31, 2009 has been determined to be $11.80 per share. Factors used to calculate NAV per share include estimates of the fair market value of the registrant’s real estate and mortgage debt, which were provided by a third party. The registrant then adjusts this amount based on certain factors, principally estimated disposition costs (including estimates of expenses, commissions and fees payable to its advisor) and an estimate of the registrant’s net other assets and liabilities as of the same date. The estimate of the registrant’s net other assets and liabilities is based on unaudited preliminary financial results, which may differ from amounts included in the registrant’s audited consolidated financial statements. The estimate produced by this calculation is then rounded to the nearest $.10.

The registrant believes that its portfolio has benefited from a highly diverse tenant base and long-term leases. While increases in rents due to CPI lease indexing and the paydown of property-specific mortgage debt during 2009 positively impacted its portfolio as of December 31, 2009, they were more than offset by the impact of certain negative factors, including a decrease in 2009 rents due to tenant defaults.

Starting as of March 2010, the estimated NAV of $11.80 per share will be used for purposes of effectuating permitted redemptions of the registrant’s common stock and issuing shares pursuant to its distribution reinvestment plan.

The determination of the registrant’s estimated NAV involves a number of assumptions and management judgments, including disposition costs and net other assets and liabilities. These assumptions and judgments may prove to be inaccurate. There can be no assurance that a shareholder would realize $11.80 per share if the registrant were to liquidate or engage in another type of liquidity event today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporate Property Associates 14 Incorporated
Date: March 10, 2010	By:	/s/ Mark J. DeCesaris
Mark J. DeCesaris
Managing Director and Acting Chief Financial Officer